Exhibit 99.2

MANAGEMENT’S DISCUSSION & ANALYSIS
FOR THE THREE MONTHS ENDED
MARCH 31, 2023

TABLE OF CONTENTS
Q1 2023 PERFORMANCE HIGHLIGHTS	2
ABOUT DENISON	2
RESULTS OF OPERATIONS	4
Wheeler River Uranium Project	5
LIQUIDITY AND CAPITAL RESOURCES	15
OUTLOOK FOR 2023	17
ADDITIONAL INFORMATION	17
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	18

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 10, 2023 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and related notes for the three months ended March 31, 2023. The unaudited interim condensed consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’), including IAS 34, Interim Financial Reporting. Readers are also encouraged to consult the audited consolidated financial statements and MD&A for the year ended December 31, 2022. All dollar amounts in this MD&A are expressed in Canadian dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2023 PERFORMANCE HIGHLIGHTS

■
Completed an internal concept study examining the application of the ISR mining method at Midwest

The Company completed an internal conceptual mining study (the ‘Concept Study’) examining the potential application of in-situ recovery (‘ISR’) mining method at the Company’s 25.17% owned Midwest Project (‘Midwest’). The Concept Study was prepared by Denison during 2022 and formally issued to the Midwest Joint Venture (‘MWJV’) in early 2023. Based on the positive results of the Concept Study, the MWJV has provided Denison with approval to complete additional ISR-related work for Midwest in 2023.

Evaluation activities planned for Midwest during 2023 include the collection of deposit-specific information and the completion of select preliminary engineering studies to support further evaluation and de-risking of the key criteria required to further assess the potential application of the ISR mining method, which may result in the preparation of a Preliminary Economic Assessment (‘PEA’) to support the development, if warranted, of future field tests.

■
Discovered high-grade uranium mineralization at Moon Lake South

In April 2023, Denison reported that drill hole MS-23-10A intersected 1.38% eU3O8 over 8.7 metres (0.05% eU3O8 cut-off), including a sub-interval grading 2.88% eU3O8 over 3.1 metres, intersected approximately 30 metres above the unconformity in the Athabasca sandstone, as part of the recently completed winter exploration program at the Moon Lake South property. Uranium mineralization was encountered in four of the six drill holes completed during the 2023 winter exploration program, which was designed to evaluate the strike length of low-grade mineralized occurrences identified in the 2021 and 2016 drill programs.

■
Feasibility Study for Wheeler River Phoenix deposit on track for completion by mid-2023

Feasibility level engineering design, well field production modelling and cost estimation for the application of ISR mining for the high-grade Phoenix uranium deposit (‘Phoenix’) at the Wheeler River Project (‘Wheeler River’ or the ‘Project’) progressed during the first quarter of 2023, and is currently on track to support the announcement of the results from the Feasibility Study (‘FS’) by mid-2023.

■
Released 2022 ESG report highlighting progress on environmental, social and governance initiatives

In April 2023, Denison released its 2022 ESG Report, which provides information on the Company’s environmental, social and governance (‘ESG’) initiatives and demonstrates its ongoing commitment to sustainability and transparency. Denison's 2022 ESG Report focuses on key ESG topics including the Company's objective to maintain excellence in corporate governance practices, "best in class" engagement with communities potentially impacted by its activities, diversity in the Company's workforce, and robust assessments of the environment and biodiversity in the regions within which it operates.

ABOUT DENISON

Denison Mines Corp. was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces and territories. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company has an effective 95% interest in its flagship Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. A Pre-Feasibility Study (‘PFS’) was completed for Wheeler River in late 2018, considering the potential economic merit of developing Phoenix as an ISR operation and the Gryphon deposit as a conventional underground mining operation. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV’), which includes several uranium deposits and the McClean Lake uranium mill, which is contracted to process the ore from the Cigar Lake mine under a toll milling agreement (see RESULTS OF OPERATIONS below for more details), plus a 25.17% interest in the Midwest Main and Midwest A deposits and a 67.41% interest in the Tthe Heldeth Túé (‘THT,’ formerly J Zone) and Huskie deposits on the Waterbury Lake property. The Midwest Main, Midwest A, THT and Huskie deposits are located within 20 kilometres of the McClean Lake mill.

MANAGEMENT’S DISCUSSION & ANALYSIS

Through its 50% ownership of Japan (Canada) Exploration Company, Ltd (‘JCU’), Denison holds additional interests in various uranium project joint ventures in Canada, including the Millennium project (JCU, 30.099%), the Kiggavik project (JCU, 33.8118%) and Christie Lake (JCU, 34.4508%).

Denison’s exploration portfolio includes further interests in properties covering approximately 300,000 hectares in the Athabasca Basin region.

Denison is also engaged in post-closure mine care and maintenance services through its Closed Mines group, which manages Denison’s reclaimed mine sites in the Elliot Lake region and provides related services to third party projects.

SELECTED FINANCIAL INFORMATION
(in thousands)	As at March 31, 2023	As at December 31, 2022

Financial Position:
Cash and cash equivalents	$57,462	$50,915
Working capital(1)	$61,565	$53,660
Investments in uranium	$171,362	$162,536
Property, plant and equipment	$253,208	$253,505
Total assets	$532,243	$515,796
Total long-term liabilities(2)	$63,679	$61,365

(1)
Working capital is a non-IFRS financial measure and is calculated as the value of current assets less the value of current liabilities, excluding non-cash current liabilities (i.e. working capital at March 31, 2023 excludes $4,536,000 from the current portion of deferred revenue (December 31, 2022 – $4,915,000).
(2)
Predominantly comprised of the non-current portion of deferred revenue, non-current reclamation obligations, and deferred income tax liabilities.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2023	2022	2022	2022
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$1,084	$2,977	$3,043	$6,800
Net loss	$(2,400)	$(5,739)	$(6,383)	$(16,147)
Basic and diluted earnings loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.02)

	2022	2021	2021	2021
(in thousands, except for per share amounts)	Q1	Q4	Q3	Q2

Total revenues	$4,125	$3,337	$9,541	$4,626
Net earnings (loss)	$42,623	$(2,648)	$32,866	$(2,357)
Basic and diluted earnings (loss) per share	$0.05	$(0.01)	$0.04	$(0.00)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues fluctuate due to the timing of uranium processing at the McClean Lake mill, as well as changes to the estimated mineral resources of the Cigar Lake mine. Toll milling revenue rates were updated for changes to future toll milling production rates at McClean Lake in the first quarters of both 2022 and 2023. During the first quarter of 2023, this update resulted in negative revenue. See RESULTS OF OPERATIONS below for further details.
●
Revenues and operating expenses from the Closed Mines group fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
During the second quarter of 2022, the Company recognized $2,986,000 of non-recurring revenue from mineral sales.
●
Exploration expenses are generally largest in the first and third quarters, due to the timing of the winter and summer exploration seasons in northern Saskatchewan. However, both the 2021 and 2022 exploration programs at Wheeler River took place during the third and fourth quarters due to the timing of the ISR field program.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Other income and expense fluctuates due to changes in the fair value of the Company’s portfolio investments, share purchase warrants, and uranium investments, all of which are recorded at fair value through profit or loss and are subject to fluctuations in the underlying share / commodity price. The Company’s uranium investments and certain of its share purchase warrants are also subject to fluctuations in the US dollar to Canadian dollar exchange rate. The impact of fair value changes on the Company’s net earnings / loss was particularly significant in the first and second quarters of 2022. See OTHER INCOME below for more details.
●
The Company’s results are also impacted, from time to time, by other non-recurring events arising from its ongoing activities, as discussed below, where applicable.

RESULTS OF OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is contracted to process ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (‘Orano Canada’) with a 77.5% interest and Denison with a 22.5% interest.

In February 2017, Denison closed an arrangement with Ecora Resources PLC (‘Ecora’, then known as Anglo Pacific Group PLC) and one of its wholly owned subsidiaries (the ‘Ecora Arrangement’) under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive future toll milling cash receipts from the MLJV under the then current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards. The Ecora Arrangement consists of certain contractual obligations of Denison to forward to Ecora the cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill and, as such, the upfront payment was accounted for as deferred revenue.

During the three months ended March 31, 2023, the McClean Lake mill processed 3.8 million pounds U3O8 for the CLJV (March 31, 2022 – 3.7 million pounds U3O8) and Denison recorded negative net toll milling revenue of $982,000 (March 31, 2022 – $2,471,000). The decrease in toll milling revenue in the current quarter, as compared to the prior year, is due to a negative $1,946,000 non-cash cumulative accounting adjustment which was recorded in the current quarter and which more than offset the revenue recognized from current period toll milling activity of $964,000 (March 31, 2022 – Toll milling revenue of $1,027,000 and $1,444,000 positive non-cash cumulative accounting adjustment). The true ups recorded in both years were driven by changes in the estimated timing of the processing of the Cigar Lake ore. In the first quarter of 2022, the operators of the Cigar Lake mine announced a reduction in forecasted mine production from 18 million pounds U3O8 per year to 15 million pounds U3O8 per year in 2022 and 2023, and then to 13.5 million pounds U3O8 per year thereafter. In the first quarter of 2023, the operators of the Cigar Lake mine announced that forecasted future mine production was increased back to 18 million pounds U3O8 per year. Under IFRS 15, Revenue from Contracts with Customers, the change in the estimated timing of the toll milling of the CLJV ores in 2022 resulted in an increase to the implied financing component of the toll milling transaction, thus increasing the total deferred revenue to be recognized over the life of the toll milling contract as well as the deferred revenue drawdown rate. The updated drawdown rate was applied retrospectively to all pounds produced for the CLJV since the inception of the Ecora arrangement in July 2016, resulting in the increase in revenue in the three months ended March 31, 2022. This was effectively reversed in the first quarter of 2023, resulting in the current period reduction in revenue.

During the three months ended March 31, 2023, the Company also recorded accounting accretion expense of $1,221,000 on the toll milling deferred revenue balance (March 31, 2022 – $442,000). While the annual accretion expense will decrease over the life of the contract as the deferred revenue liability decreases over time, the increase in accretion expense in the first quarter of 2023, as compared to the prior year, was predominantly due a $483,000 true up to increase the life-to-date accretion expense due to the change in the timing in the estimated CLJV toll milling activities discussed above (March 31, 2022 – $297,000 true up reduced the life-to-date accretion expense)

The impact of the current and prior period true-ups to revenue and accretion are non-cash.

Closed Mine Services

Denison’s Closed Mines group has provided long-term care and maintenance for closed mine sites since 1997. With offices in Ontario and Quebec, the Closed Mines group manages Denison’s Elliot Lake reclamation projects and provides related services for certain third-party projects.

MANAGEMENT’S DISCUSSION & ANALYSIS

Revenue from Closed Mines services during the three months ended March 31, 2023 was $2,066,000 (March 31, 2022 - $1,654,000). The increase in revenue in the first quarter of 2023, as compared to 2022, was due to an increase in care and maintenance activities at certain sites.

OPERATING EXPENSES

Mining

Operating expenses of the mining segment include depreciation and development costs, as well as cost of sales related to the sale of uranium, when applicable. Operating expenses in the three months ended March 31, 2023 were $754,000 (March 31, 2022 – $725,000).

Included in operating costs is depreciation expense relating to the McClean Lake mill of $654,000 (March 31, 2022 - $625,000), as a result of processing approximately 3.8 million pounds U3O8 for the CLJV (March 31, 2022 – 3.7 million pounds U3O8).

Closed Mine Services

Operating expenses during the three months ended March 31, 2023 totaled $1,806,000 (March 31, 2022 - $1,656,000). The expenses relate primarily to care and maintenance services provided to clients, and include labour and other costs. The increase in operating expenses in the current period, as compared to the prior year, is predominantly due to increased activity at certain care and maintenance sites.

MINERAL PROPERTY EVALUATION

During the first quarter of 2023, Denison’s share of evaluation expenditures was $2,722,000 (March 31, 2022 –$4,465,000). The decrease in evaluation expenditures, compared to the prior period, was due to a decrease in Wheeler River evaluation field activities associated with the transition to care and maintenance of the Feasibility Field Test (‘FFT’) for the winter season.

The following table summarizes the evaluation activities completed during the first quarter of 2023.

PROJECT EVALUATION ACTIVITIES
Property	Denison’s ownership	Evaluation activities
Wheeler River	95%(1)	Engineering, FS, metallurgical testing, FFT care and maintenance, environmental and sustainability activities, Environmental Impact Study (‘EIS’) regulatory reviews.
Waterbury Lake	67.41%(2)	Project planning, procurement of long lead time materials for 2023 field activities.
Midwest	25.17%	Project planning, Preliminary geological and hydrogeological modelling activities.

Notes:
(1)
The Company’s effective ownership interest as at March 31, 2023, including the indirect 5% ownership interest held through JCU.
(2)
Represents Denison’s ownership position as at November 30, 2022. Korea Waterbury Uranium Limited Partnership (‘KWULP’), which holds the non-Denison interests in Waterbury Lake, has deferred their funding decision regarding the 2023 evaluation program, and Denison is currently funding 100% of project expenditures.

Wheeler River Uranium Project

A PFS was completed for Wheeler River in late 2018, considering the potential economic merit of developing the Phoenix deposit as an ISR operation and the Gryphon deposit as a conventional underground mining operation.

●
Further details regarding Wheeler River, including the estimated mineral reserves and resources, are provided in the Technical Report for the Wheeler River project titled ‘Pre-feasibility Study Report for the Wheeler River Uranium Project, Saskatchewan, Canada’ with an effective date of September 24, 2018 (‘PFS Technical Report’). A copy of the PFS Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

MANAGEMENT’S DISCUSSION & ANALYSIS

Given the social, financial and market disruptions experienced from the onset of the COVID-19 pandemic in early 2020, Denison temporarily suspended certain activities at Wheeler River, including programs on the critical path to achieving the project development schedule outlined in the PFS such as the EA program. While activities resumed in early 2021 and the draft EIS was submitted in 2022, the Company is not currently able to estimate the impact to the project development schedule outlined in the PFS, and users are cautioned that the estimates provided therein regarding the start of pre-production activities in 2021 and first production in 2024 should not be relied upon.

The location of the Wheeler River property, as well as the Phoenix and Gryphon deposits, and existing and proposed infrastructure, is shown on the map provided below.

Evaluation Program

Denison’s 2023 evaluation plans for Wheeler River include (1) completing the third and final phase of the FFT, as well as (2) advancing the FS, (3) advancing through the regulatory review of the draft EIS submitted in 2022, (4) initiating activities required to license and permit construction of the proposed Phoenix ISR operation, and (5) advancing negotiation of impact benefit type agreements with interested parties.

During the first quarter of 2023, Denison’s share of evaluation costs at Wheeler River was $2,540,000 (March 31, 2022 – $4,454,000).

MANAGEMENT’S DISCUSSION & ANALYSIS

Engineering Activities

Feasibility Field Test

The FFT was designed to use the existing commercial-scale ISR test pattern installed at Phoenix in 2021 in order to facilitate a combined evaluation of the Phoenix deposit's hydraulic flow properties, with the leaching characteristics that were previously assessed through the metallurgical core-leach testing program.

The successful completion of the leaching and neutralization phases of the FFT in the fourth quarter of 2022 provided further verification of the permeability, leachability, reclamation, and containment parameters needed for the successful application of the ISR mining method at the Phoenix deposit. During the first quarter of 2023, project planning and procurement for the final stage of the FFT, the recovered solution management phase, have advanced. During the recovered solution management phase, a solid mineralized precipitate will be created from the solutions recovered in 2022 during the leaching and neutralization phase of the test. As part of the process, a treated effluent solution will be produced to meet permit criteria for re-injection back into the mineralized formation. The solid mineralized precipitate will be stored on surface at site and will be monitored in further care and maintenance activities. The recovered solution management phase is currently scheduled for completion during the summer, with decommissioning and reclamation activities planned to follow.

Metallurgical Testing

During the first quarter of 2023, the metallurgical test program continued at Saskatchewan Research Council Laboratories (‘SRC’) in Saskatoon including the continuation of core leach testing, the completion of column leach and remediation testing, as well as work related to the development of a metallurgical simulation model for the Phoenix plant.

Feasibility Study

In the third quarter of 2021, Denison announced the decision of the Wheeler River Joint Venture (‘WRJV’) to advance the ISR mining operation proposed for Phoenix to the FS stage and the selection of Wood PLC as independent Lead Author.

In the first quarter of 2023, FS efforts were targeted towards (1) the development of an integrated hydrogeological production model, and (2) improving the level of definition for critical long lead items to support project schedule accuracy in the FS.

The completion of the FS is a critical step in the progression of the Project and is intended to advance de-risking efforts to the point where the Company and the WRJV will be able to make a definitive development decision. Key objectives of the FS include:

●
Environmental Stewardship:

Extensive planning and technical work undertaken as part of the ongoing EA, including applicable feedback from consultation efforts with various interested parties, is expected to be incorporated into the FS project designs to support our aspiration of achieving a superior standard of environmental stewardship that meets and exceeds the anticipated environmental expectations of regulators and aligns with the interests of local Indigenous communities.

●
Updated Estimate of Mineral Resources:

Mineral resources for Phoenix were last estimated in 2018. Since then, additional drilling has been completed in and around the Phoenix deposit as part of various ISR field tests, including drill hole GWR-045 and GWR-049 (see new releases dated February 16, 2022 and July 29, 2021), and exploration drilling; it is anticipated that an updated mineral resource estimate will form the basis for mine planning in the FS.

●
Mine Design Optimization:

FS mine design is expected to reflect the decision to adopt a freeze wall configuration for containment of the ISR well field (see news release dated December 1, 2020), as well as the results from multiple field test programs and extensive hydrogeological modelling exercises, which have provided various opportunities to optimize other elements of the Project – including well pattern designs, permeability enhancement strategies, and both construction and production schedules.

MANAGEMENT’S DISCUSSION & ANALYSIS

●
Processing Plant Optimization:

FS process plant design is expected to reflect the decision to increase the ISR mining uranium head-grade to 15 g/L (see news release dated August 4, 2021), as well as the results from extensive metallurgical laboratory studies designed to optimize the mineral processing aspects of the Project.

●
Class 3 Capital Cost Estimate:

The FS is also intended to provide the level of engineering design necessary to support a Class 3 capital cost estimate (AACE international standard with an accuracy of -15% /+25%), which is expected to provide a basis to confirm the economic potential of the Project highlighted in the PFS completed in 2018.

Overall, the efforts related to the FS are progressing and are currently on track to support the announcement of the results by mid-2023.

Environmental and Sustainability Activities

Environmental Assessment Activities

In October 2022, the draft EIS for the Wheeler River Project was submitted to Provincial and Federal regulators and the formal review process was initiated. Technical comments were received from both regulatory agencies in the first quarter of 2023 and Denison is preparing technical responses for this first round of review comments. Following the response submission, additional rounds of review are expected to be initiated prior to finalization of the EIS.

Evaluation Pipeline Properties

Midwest

The Midwest property is operated by Orano Canada and is host to the high-grade Midwest Main and Midwest A uranium deposits, which lie along strike and within six kilometres of the THT and Huskie deposits on Denison’s 67.41% owned Waterbury Lake project. The Midwest and Waterbury deposits are all located in close proximity to existing uranium mining and milling infrastructure – including provincial highways, powerlines, and Denison’s 22.5% owned McClean Lake mill.

A Concept Study for ISR application at Midwest was prepared by Denison during 2022 and was formally issued to the MWJV in early 2023 (see press release dated April 12, 2023). Based on the positive results of the Concept Study, the MWJV has now provided Denison with approval to complete additional ISR-related evaluation work for Midwest in 2023.

Denison’s 2023 evaluation plans for Midwest reflect an inaugural ISR field program planned to begin in the second quarter of 2022, which has been designed to assess site-specific technical elements of the Midwest deposit. The field program results, along with further technical studies are expected to be used further advance the evaluation of the ISR mining method for the property, which may include the preparation of a PEA.

The work completed in the first quarter included project planning and the commencement of the preliminary geological and hydrogeological modelling activities.

Waterbury Lake

In 2020, an independent PEA was completed for the Waterbury Lake Property, which evaluated the potential use of the ISR mining method at the THT deposit. Further details regarding Waterbury, including the estimated mineral resources, are provided in the Technical Report for the Waterbury project titled ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020 (‘PEA Technical Report’). A copy of the PEA Technical Report is available on Denison’s website and under its profile on each of SEDAR and EDGAR.

Denison’s 2023 evaluation plans for Waterbury are designed to build upon the PEA, and include an ISR field program that is expected to include the installation of ISR test wells, the collection of site-specific hydrogeological test data to verify permeability and containment assumptions, and the collection of fresh metallurgical drill core samples in order to support additional de-risking of the ISR mining approach for the THT deposit.

During the first quarter of 2023, work included planning activities and the procurement of long lead time materials for the field program.

MANAGEMENT’S DISCUSSION & ANALYSIS

Community Engagement Activities

During the first quarter of 2023, Denison continued working with Indigenous communities of interest and collaborated on engagement activities in the Athabasca region of northern Saskatchewan, with the Ya’thi Néné Lands and Resources Office, including community visits to provide information about the Company’s Wheeler River Project and other exploration and evaluation activities.

MINERAL PROPERTY EXPLORATION

During the first quarter of 2023, Denison’s share of exploration expenditures was $3,947,000 (March 31, 2022 –$2,566,000). The increase in exploration expenditures compared to the prior year was due to an increase in winter exploration activities.

Exploration spending in the Athabasca Basin is generally seasonal in nature, with spending typically higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October).

The following table summarizes the 2023 winter exploration activities which were completed in early April 2023. The exploration drilling relates to the winter drilling programs at Wheeler River, Moon Lake South, Moon Lake, and at one of the Company’s non-operated properties. All exploration expenditure information in this MD&A covers the quarter ended March 31, 2023.

EXPLORATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)(1)	Other activities
Bell Lake	100.00%	-	Geophysical Survey
Johnston Lake	100.00%	-	Geophysical Survey
Moon Lake	100.00%	627 (1 hole)	-
Moon Lake South	75.00%	3,306 (6 holes)	-
Waterfound	24.68%(2)	6,004 (10 holes)	-
Wheeler River	95.00%(3)	3,034 (5 holes)	Geophysical Survey

Total		12,971 (22 holes)

(1)
The Company reports total exploration metres drilled and the number of holes that were successfully completed to their target depth.
(2)
Denison’s effective ownership interest as at March 31, 2023, including an indirect 12.90% ownership interest held through Denison’s 50% ownership of JCU.
(3)
Denison’s effective ownership interest as at March 31, 2023, including the indirect 5.0% ownership interest held through the JCU.

MANAGEMENT’S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of March 31, 2023, is illustrated in the figure below. The Company’s Athabasca land package increased during the first quarter of 2023, from 295,328 hectares (210 claims) to 295,752 hectares (213 claims) due to the acquisition of additional claims adjacent to the Hook Carter property. The land position reported by the Company excludes the land positions held by JCU.

Wheeler River Exploration

Denison’s share of exploration costs at Wheeler River was $1,228,000 during the quarter ended March 31, 2023 (March 31, 2022 – $111,000).

The 2023 Wheeler River winter exploration drilling program was initiated in mid-January, and was completed during the quarter. A total of 3,034 metres was drilled in 5 holes at Gryphon South.

Drilling

Three holes were drilled to test the potential to upgrade the unconformity associated mineralization found in 2015 drill hole WR-597 located approximately 750 metres south of the Gryphon deposit (4.5% U3O8 over 4.5 metres), by testing the unconformity approximately 100 metres southwest along strike of WR-597. While the 2023 drill holes did not intersect unconformity-hosted uranium mineralization, multiple intervals of basement-hosted mineralization were identified: WR-810A intersected uranium mineralization grading 1.27% eU3O8 over 1.0 metres approximately 60 metres below the unconformity; and WR-811A identified basement-hosted mineralization grading 0.61% eU3O8 over 4.0 metres, approximately 4.0 metres below the unconformity. The location of the mineralized drill holes is depicted in the figure below, while the mineralized intersections are displayed in the table below.

MANAGEMENT’S DISCUSSION & ANALYSIS

Wheeler River Project - 2023 Winter Exploration Drilling

Denison Mines

Gryphon
Phoenix
NORTH
GRYPHON DEPOSIT
Wheeler River Property Boundary
WR-597
4.5% U_3O_8 / 4.5 m
WR-810A
1.27% eU_3O_8 / 1.0 m
WR-811A
0.61% eU_3O_8 / 4.0 m
2023 Mineralized Intersection
2023 Drill Hole Collar
2023 Drill Hole Trace
Historical Mineralized Intercept
Historical Drill Hole Collar
Fault
Thrust Fault
Pelite
Graphitic Pelite
Quartzite
Granitic Gneiss
Semipelite
Pegmatite
500
Meters
473500
474000
474500
475000
475500
476000
6376500
6376000
6375500
6375000

MINERALIZED DRILL RESULTS FOR 2022 WHEELER RIVER WINTER EXPLORATION DRILLING
Hole Number	Orientation (azi./dip)	From (m)	To (m)	Length(1) (m)	Grade (% eU3O8)(2)
WR-810A(3)	282°/-74.2°	568.5	569.5	1.0	1.27
WR-811A(3)	282°/-70.8°	537.5	541.5	4.0	0.61
including(4)	-	539.9	540.9	1.0	1.43

Notes:
(1) Lengths indicated represent the down-hole length of mineralized intersections.
(2) Radiometric equivalent U3O8 (‘eU3O8’) derived from a calibrated gamma downhole probe.
                            (3) Mineralized interval is composited above a cut-off grade of 0.05% eU3O8.
                            (4) Mineralized interval is composited above a cut-off grade of 1.0% eU3O8.

Two additional holes were completed at the Gryphon South target area, designed to test conductivity anomalies associated with the edges of a resistivity low anomaly, located approximately 2.8 kilometres south of the Gryphon deposit. This basement resistivity low exhibits an S-shaped flexure, creating a structural setting where both dilational zones and compressive zones may be present, which present attractive target areas for both basement-hosted and unconformity-hosted mineralization respectively.

WR-808 targeted the SE edge of the resistivity anomaly. A graphitic pelite was intersected in the upper basement, interpreted to explain the conductive response. Unfortunately, no significant structural disruption was associated with this graphitic pelite. Significant carbonate veining was observed approximately 150 metres below the unconformity, perhaps indicating that there may be a significant structure nearby. No significant elevated radioactivity was encountered in WR-808.

MANAGEMENT’S DISCUSSION & ANALYSIS

WR-809 targeted the NW edge of the resistivity anomaly, and intersected graphitic fault zone approximately 40 metres below the unconformity, consisting of sporadic breccias with structurally upgraded graphite with thicknesses of up to 20 cm. The up dip projection of this structure at the unconformity presents a target for future exploration drilling.

Ground Geophysics

In addition to diamond drilling activities, the Stepwise Moving Loop Electromagnetic (‘SWML EM’) survey that was initiated at the N Zone target area in the fourth quarter of 2022 was completed in January 2023. The final processed data set was received in the first quarter of 2023. Analysis and interpretation is in progress.

Exploration Pipeline Properties

During the first quarter of 2023, five exploration field programs were carried out at Denison’s pipeline properties (four operated by Denison) and Denison’s share of exploration costs for these properties was $2,769,000 during the three months ended March 31, 2023 (March 31, 2022 - $2,288,000).

The Company continues to review, prioritize and rationalize its Athabasca Basin exploration portfolio with the objective of continuing to explore its highest priority projects, with the potential to deliver significant and meaningful new discoveries.

Johnston Lake

During the first quarter of 2023, a Small Moving Loop Electromagnetic (‘SML EM’) survey was completed on the Company’s 100%-owned Johnston Lake property to better define basement conductivity associated with the MJ1 conductive trend and generate targets for future drill testing on the project. The final processed data set is expected to be received in the second quarter.

Additionally, drilling equipment and supplies were mobilized to Denison’s Gumboot camp to prepare for the upcoming 2023 summer exploration drilling program, expected to start in early June.

Bell Lake

During the first quarter of 2023, a SML EM survey was completed on the Company’s 100%-owned Bell Lake property to locate and refine the positions of discrete, steeply-dipping conductors within a broad resistivity low anomaly identified from the 2013 and 2015 DC resistivity surveys. The final processed data set is expected from the contractor during the second quarter. The results of the survey will be used to generate targets for future exploration drilling programs.

Moon Lake

The Moon Lake property is located in the southeastern part of the Athabasca Basin, adjacent to the west of the Wheeler River project. During the first quarter of 2023, the Company completed an exploration drilling program, consisting of one diamond drill hole drilled to 627 metres depth. No significant structure, alteration, or uranium mineralization was intersected.

Moon Lake South

The Moon Lake South property is also located adjacent to the west of the Wheeler River project and north of Denison’s 100% owned Crawford Lake project, approximately 30 kilometres northwest of Cameco’s Key Lake Operation. The Moon Lake South project is a joint venture between Denison Mines Corp., which holds a 75% interest in the property, and CanAlaska Uranium Ltd., which holds the remaining 25% interest. Denison is the project operator.

The 2023 winter exploration program consisted of six completed diamond drill holes totaling 3,306 metres, designed to evaluate the potential to expand the footprint of known mineralization discovered in 2016 and 2021 by testing conductivity anomalies identified from the 2022 SWML EM survey.

In April 2023, the Company announced that uranium mineralization was encountered in four of the six drill holes completed during the 2023 winter exploration program, highlighted by MS-23-10A which intersected perched high-grade uranium mineralization lying approximately 30 metres above the sub-Athabasca unconformity, grading 1.38% eU3O8 over 8.7 metres (0.05% eU3O8 cut-off), including a sub-interval grading 2.88% eU3O8 over 3.1 metres. Assay results for the 2023 winter drilling program are pending.

MANAGEMENT’S DISCUSSION & ANALYSIS

Waterfound River

Waterfound is operated by Orano Canada. Denison has an effective 24.68% ownership interest in the project, including its 11.78% direct interest and a 12.90% indirect interest from its 50% ownership of JCU.

The 2023 winter diamond drill program was designed with three objectives: (1) to evaluate and define the extent of high-grade unconformity associated uranium mineralization around the recently discovered Crocodile zone (including the broad zone of uranium mineralization previously encountered in WF-74A, which returned 4.75 % eU3O8 over 13.3 metres, including a peak interval of 25.23% eU3O8 over 0.5 metres); (2) characterize and determine the extent of historical mineralization at the Alligator showing (includes 4.49% U3O8 over 10.53 metres); and (3) test the potential for high-grade mineralization between the two mineralized zones.

The most significant mineralization returned from the 2023 winter drill program was encountered in WF-74A-1, which tested the unconformity approximately 17 metres south of WF-74A. Mineralization grading 0.53% eU3O8 was encountered straddling the unconformity contact.

The winter drill program was completed in early April 2023. The summer drill program is anticipated to commence in June 2023.

GENERAL AND ADMINISTRATIVE EXPENSES

Total general and administrative expenses were $3,254,000 during the three months ended March 31, 2023 (March 31, 2022 - $4,064,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The decrease in general and administrative expenses during the first quarter of 2023 was predominantly driven by a decrease in the employee cash bonus expense.

OTHER INCOME

During the three months ended March 31, 2023, the Company recognized net other income of $10,246,000 (March 31, 2022 – net other income of $52,645,000).

The main drivers of other income are as follows:

Fair value gains or losses on uranium investments

During 2021, the Company acquired 2,500,000 pounds of U3O8 at a weighted average cost of $36.67 (US$29.66) per pound U3O8 (including purchase commissions of $0.05 (US$0.04) per pound U3O8) to be held as a long-term investment to strengthen the Company’s balance sheet and potentially enhance its ability to access future project financing in support of the future advancement and/or construction of Wheeler River. Given that this material is held for long-term capital appreciation, the Company’s holdings are measured at fair value, with changes in fair value between reporting dates recorded through profit and loss. During the first quarter of 2023, the spot price of U3O8 increased from $65.01 (US$48.00) per pound U3O8 as at December 31, 2022, to $68.54 (US$50.65) per pound U3O8, at March 31, 2023, resulting in mark-to-market gains for the three months ended March 31, 2023 of $8,826,000 on the Company’s uranium holdings (March 31, 2022 - $47,756,000).

Fair value gains or losses on portfolio investments

During the three months ended March 31, 2023, the Company recognized gains on portfolio investments carried at fair value of $1,166,000 (March 31, 2022 – gains of $4,275,000). Gains and losses on investments carried at fair value are determined by reference to the closing share price of the related investee at the end of the period, or, as applicable, immediately prior to disposal.

Fair value gains or losses on warrants on investments

In October 2021, the Company sold (1) 32,500,000 common shares of GoviEx Uranium Inc. (‘GoviEx’) and (2) 32,500,000 GoviEx Warrants (‘GoviEx Warrants’) for combined gross proceeds of $15,600,000. The gross proceeds were allocated to the GoviEx shares and GoviEx Warrants based on their relative fair values at the time of sale.

MANAGEMENT’S DISCUSSION & ANALYSIS

The GoviEx Warrants entitle the holder to acquire from Denison one common share of GoviEx owned by Denison for $0.80 during the 18 month life of the warrant (until April 2023) and are accounted for as a derivative liability. At each period end until the GoviEx Warrants are exercised or expire the warrants are revalued and the revaluation gains and losses are recorded in other income and expense.

During the three months ended March 31, 2023, the Company recorded a fair value loss on the GoviEx Warrants of $nil (March 31, 2022 - $1,138,000). The warrants expired unexercised in April 2023 and had already been reduced to a fair value of $nil at December 31, 2022.

Fair value gains or losses on share purchase warrants

In February and March 2021, Denison completed two equity offerings involving the issuance of units, which were comprised of one common share and one half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share of the Company at a pre-determined exercise price for 24 months after issuance. The exercise prices for the share purchase warrants are denominated in US dollars, which differs from the Company’s Canadian dollar functional currency, and therefore the warrants are classified as a non-cash derivative liability, rather than equity, on the Company’s statement of financial position.

At the date of issuance of the units, the gross proceeds of each offering were allocated between the common shares and the common share purchase warrants issued using the relative fair value basis approach, and the amount related to the warrants was recorded as a non-current derivative liability. At each period end until the common share purchase warrants are exercised or expire, the warrants were revalued, with the revaluation gains or losses recorded in other income and expense.

During the three months ended March 31, 2023, the Company recorded a fair value loss of $nil on the revaluation of the Denison share purchase warrants (March 31, 2022 - $484,000). The warrants expired in the current quarter and had already been reduced to a fair value of $nil at December 31, 2022.

Gain on receipt of proceeds from Uranium Industry a.s

In January 2022, the Company executed a Repayment Agreement (‘RA’) pursuant to which the parties negotiated the repayment of the debt owing from Uranium Industry a.s (‘UI’) to Denison in connection with the Company’s sale of its mining assets and operations located in Mongolia to UI in 2015 for upfront cash consideration as well as the rights to receive additional contingent consideration. Under the terms of the RA, UI has agreed to make scheduled payments of the amounts owing from the sale of the Mongolia operations through a series of quarterly installments and annual milestone payments, until December 31, 2025. The total amount due to Denison under the RA, including amounts received to date in 2022, is approximately US$16,000,000, inclusive of additional interest to be earned over the term of the agreement at a rate of 6.5% per annum. The RA includes customary covenants and conditions in favour of Denison, including certain restrictions on UI’s ability to take on additional debt, in consideration for Denison’s deferral of enforcement of the arbitration award while UI is in compliance with its obligations under the RA.

During the three months ended March 31, 2023, the Company received US$200,000 from UI, of which a portion relates to reimbursement of legal and other expenses incurred by Denison. During the three months ended March 31, 2023, as a result of the payment received, the Company recorded a gain related to the Mongolia sale receivable of $269,000 in the period (March 31, 2022 - $2,586,000.). This receivable is recorded at fair value at each period end (March 31, 2023 and December 31, 2022 - $nil).

Foreign exchange losses

During the three months ended March 31, 2023, the Company recognized a foreign exchange gain of $163,000 (March 31, 2022 – foreign exchange loss of $200,000). The foreign exchange gain in the three months ended March 31, 2023 is predominantly due the impact of the increase in the US dollar to Canadian dollar exchange rate during the year on US dollar cash balances.

EQUITY SHARE OF INCOME FROM JOINT VENTURES

On August 3, 2021, Denison completed the acquisition of 50% of JCU from UEX Corporation (‘UEX’) for cash consideration of $20,500,000 plus transaction costs of $1,356,000 (the ‘JCU Acquisition’).

JCU is a private company that holds a portfolio of twelve uranium project joint venture interests in Canada, including a 10% interest in Denison’s 90% owned Wheeler River project, a 30.099% interest in the Millennium project (Cameco, 69.901%), a 33.8118% interest in the Kiggavik project (Orano Canada, 66.1862%), and a 34.4508% interest in the Christie Lake Project (UEC, 65.5492%).

MANAGEMENT’S DISCUSSION & ANALYSIS

At March 31, 2023, Denison holds a 50% interest in JCU and shares joint control. Accordingly, this joint venture is accounted for using the equity method.

During the three months ended March 31, 2023, the Company recorded its equity share of loss from JCU of $894,000 (March 31, 2022 - $492,000). The Company records its share of income or loss from JCU one month in arrears, based on the most available financial information, adjusted for any subsequent material transactions that have occurred.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $57,462,000 at March 31, 2023 (December 31, 2022 – $50,915,000).

The increase in cash and cash equivalents during the first quarter of 2022 of $6,547,000 was due to net cash provided by financing activities of $15,583,000, partially offset by net cash used in operations of $7,815,000, and net cash used in investing activities of $1,386,000.

Net cash used in operating activities of $7,815,000 was predominantly due to net income for the period, and adjustments for non-cash items, including fair value adjustments.

Net cash used in investing activities of $1,386,000 consists primarily of an increase in restricted cash due to the Company’s funding the Elliot Lake reclamation trust fund, as well as an increase in property plant & equipment.

Net cash provided by financing activities of $15,583,000 was mainly due to the net proceeds from the Company’s At-The-Market (‘ATM’) equity program, as well as stock option exercises. See below for further details regarding the ATM program.

In September 2021, the Company filed a short form base shelf prospectus (‘2021 Base Shelf Prospectus’) with the securities regulatory authorities in each of the provinces and territories in Canada and in the United States. The 2021 Base Shelf Prospectus relates to the public offering for sale of securities, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale and as set forth in the 2021 Shelf Prospectus and pursuant to a prospectus supplement, for an aggregate offering amount of up to $250,000,000 during the 25 month period beginning on September 16, 2021.

Also in September 2021, Denison entered into an equity distribution agreement providing for an ATM equity offering program (‘2021 ATM Program’), qualified by a prospectus supplement to the 2021 Base Shelf Prospectus. The 2021 ATM Program allows Denison, through its agents, to, from time to time, offer and sell, in Canada and the United States, such number of common shares as would have an aggregate offering price of up to US$50,000,000.

During the three months ended March 31, 2023, the Company issued 8,481,060 shares under the 2021 ATM program. The common shares were issued at an average price of $1.85 per share for aggregate gross proceeds of $15,653,000. The Company also recognized issue costs of $355,000 related to its ATM share issuances which includes $313,000 of commissions and $42,000 in other costs. Since launching the 2021 ATM Program, the Company has issued 23,364,222 shares under the ATM at an average price of $1.88 per share for aggregate gross proceeds of $43,828,000.

Also during the first quarter of 2023, the Company received share issue proceeds of $339,000 related to the issuance of 554,214 shares upon the exercise of employee stock options.

Use of Proceeds

March 2021 Unit Financing

As disclosed in the Company’s prospectus supplement to its 2020 base shelf prospectus dated March 17, 2021 (‘March 2021 Prospectus Supplement’), the majority of the net proceeds of the equity financing from March 2021 were expected to be utilized to purchase physical uranium in the uranium spot market, with a target of acquiring approximately 2,500,000 pounds of U3O8, as well as general, corporate and administrative expenses, including storage costs for the purchased uranium. During 2021, the Company acquired 2,500,000 pounds of U3O8 with a total cost of $89,196,000. The remainder of the net proceeds of this financing will be utilized for general, corporate, and administrative expenses, in line with the use of proceeds disclosed in the March 2021 Prospectus Supplement.

2021 ATM Program Financing

As disclosed in the Company’s prospectus supplement to the 2021 Base Shelf Prospectus dated September 28, 2021 (‘September 2021 Prospectus Supplement’), the net proceeds raised under the 2021 ATM Program were expected to be utilized to potentially fund Wheeler River evaluation and detailed project engineering, long lead project construction items, as well as general, corporate and administrative expenses, subject to the actual amount raised.

MANAGEMENT’S DISCUSSION & ANALYSIS

During the period from the closing of the financing in September 2021 to March 31, 2023, the Company’s use of proceeds from this offering was in line with that disclosed in the September 2021 Prospectus Supplement.

Revolving Term Credit Facility

On December 22, 2022, the Company entered into an agreement with BNS to extend the maturity date of the Company’s credit facility to January 31, 2024 (‘2023 Credit Facility’). Under the 2023 Credit Facility, the Company increased the facility by $992,000 to cover additional standby letters of credit with respect to environmental obligations related to the FFT activities at Wheeler River. The Company now has access to letters of credit of up to $23,964,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2023 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged by the amendment – including a requirement to provide $7,972,000 in cash collateral on deposit with BNS to maintain the current letters of credit issued under the 2023 Credit Facility.

TRANSACTIONS WITH RELATED PARTIES

Korea Electric Power Corporation (‘KEPCO’)
Denison and Korea Hydro Nuclear Power Canada (‘KHNP Canada’) (which is an indirect subsidiary of KEPCO through Korea Hydro Nuclear Power (‘KHNP’)) are parties to the KHNP Strategic Relationship Agreement, which provides for a long-term collaborative business relationship between the parties and includes a right of KHNP Canada to nominate one representative to Denison’s Board of Directors provided that its shareholding percentage is at least 5%.

KHNP Canada is also the majority member of KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation and Waterbury Lake Uranium Limited Partnership (‘WLULP’), entities whose key asset is the Waterbury Lake property.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended
	March 31,	March 31,
(in thousands)	2023	2022

Salaries and short-term employee benefits	$(1,098)	$(1,623)
Share-based compensation	(814)	(823)
	$(1,912)	$(2,446)

The decrease in salaries and short-term employee benefits awarded to key management is predominantly driven by a decrease in bonus expense. During 2022, key management compensation included a special additional bonus award granted to certain key management personnel in recognition of the highly successful outcome of the novel 2021 project financing initiative whereby the Company acquired 2.5 million pounds U3O8 in physical uranium holdings with the proceeds of March 2021 public offering equity financing.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

MANAGEMENT’S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

Common Shares

At May 10, 2023, there were 835,748,936 common shares issued and outstanding and a total of 854,137,025 common shares on a fully-diluted basis.

Stock Options and Share Units

At May 10, 2023, there were 9,334,667 stock options, and 9,053,422 share units outstanding.

OUTLOOK FOR 2023

At the end of the first quarter of 2023, the plans for the remainder of the year remain unchanged. Refer to the Company’s annual MD&A for the year ended December 31, 2022 for a detailed discussion of the previously disclosed 2023 budget.

(in thousands)	2023 BUDGET	Actual to March 31, 2023(2)
Mining Segment
Development & Operations	(1,695)	(322)
Exploration	(7,964)	(3,916)
Evaluation	(27,260)	(3,025)
JCU Cash Contributions	(3,146)	-
	(40,065)	(7,263)
Closed Mines Segment
Closed Mines Environmental Services	873	287
	873	287
Corporate and Other Segment
Corporate Administration & Other	(4,476)	(1,810)
	(4,476)	(1,810)
Total(1)	$ (43,668)	$ (8,786)
Notes:
1.
Only material operations shown.
2.
The budget is prepared on a cash basis. As a result, actual amounts represent a non-GAAP measure. Compared to segment loss as presented in the Company’s unaudited interim consolidated financial statements for the three months ended March 31, 2023, actual amounts reported above includes capital additions of $633,000, $270,000 in repayments from UI, and excludes $2,976,000 net impact of non-cash items and other adjustments.

ADDITIONAL INFORMATION

QUALIFIED PERSON

Chad Sorba, P.Geo., Denison’s Director Technical Services, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s evaluation programs.

Andy Yackulic, P.Geo., Denison’s Director Exploration, who is a ‘Qualified Person’ within the meaning of this term in NI 43-101, has prepared and/or reviewed and confirmed the scientific and technical disclosure pertaining to the Company’s exploration programs.

For more information regarding each of Denison’s material projects discussed herein, you are encouraged to refer to the applicable technical reports available on the Company’s website and under the Company’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml):

MANAGEMENT’S DISCUSSION & ANALYSIS

●
For the Wheeler River project, the ‘Prefeasibility Study Report for the Wheeler River Uranium Project Saskatchewan, Canada’ dated October 30, 2018;

●
For the Waterbury Lake project, ‘Preliminary Economic Assessment for the Tthe Heldeth Túé (J Zone) Deposit, Waterbury Lake Property, Northern Saskatchewan, Canada’ with an effective date of October 30, 2020;

●
For the Midwest project, ‘Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada’ dated March 26, 2018; and

●
For the McClean Lake project, (A) the ‘Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada’ dated November 21, 2005, as revised February 16, 2006, (B) the ‘Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada’ dated March 31, 2006, and (C) the ‘Technical Report on the Mineral Resource Estimate for the McClean North Uranium Deposits, Saskatchewan’ dated January 31, 2007.

ASSAY PROCEDURES AND DATA VERIFICATION

The Company reports preliminary radiometric equivalent grades (‘eU3O8’), derived from a calibrated down-hole total gamma probe, during or upon completion of its exploration programs and subsequently reports definitive U3O8 assay grades following sampling and chemical analysis of the mineralized drill core. Uranium assays are performed on split core samples by the Saskatchewan Research Council (‘SRC’) Geoanalytical Laboratories using an ISO/IEC 17025:2005 accredited method for the determination of U3O8 weight %. Sample preparation involves crushing and pulverizing core samples to 90% passing -106 microns. The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 weight % using ICP-OES. Geochemical results from composite core samples are reported as parts per million (‘ppm’) obtained from a partial HNO3:HCl digest with an ICP-MS finish. Boron values are obtained through NaO2/NaCO3 fusion followed by an ICP-OES finish. All data are subject to verification procedures by qualified persons employed by Denison prior to disclosure. For further details on Denison’s sampling, analysis, quality assurance program and quality control measures and data verification procedures please see Denison's Annual Information Form dated March 27, 2023 available on the Company’s website and filed under the Company's profile on SEDAR (www.sedar.com) and in its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: Denison’s plans and objectives for 2023 and beyond; exploration, development and expansion plans and objectives, including Denison’s planned engineering, environmental assessment and other evaluation programs, the results of, and estimates and assumptions within, the PFS, including the estimates of Denison's mineral reserves and mineral resources, and statements regarding anticipated budgets, fees, expenditures and timelines; statements regarding Denison’s FS and EA plans and objectives; expectations regarding Denison’s community engagement activities and related agreements; expectations regarding Denison’s joint venture ownership interests and the continuity of its agreements with its partners; expectations regarding adding to its mineral reserves and resources through acquisitions or exploration; expectations regarding the toll milling of Cigar Lake ores, including projected annual production volumes; expectations regarding revenues and expenditures from its Closed Mines operations; and the annual operating budget and capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. For example, the results of the Denison’s studies, including the PFS, trade-off study, and field work, may not be maintained after further testing or be representative of actual mining plans for the Phoenix deposit after further design and studies are completed. In addition, Denison may decide or otherwise be required to discontinue testing, evaluation and development work at Wheeler River or other projects or its exploration plans if it is unable to maintain or otherwise secure the necessary resources (such as testing facilities, capital funding, regulatory approvals, etc.) or operations are otherwise affected by regulatory or public health restrictions or requirements.

MANAGEMENT’S DISCUSSION & ANALYSIS

Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and results may differ materially from those anticipated in this forward-looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 27, 2023 under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources and Probable Mineral Reserves: This MD&A may use the terms 'measured', 'indicated' and 'inferred' mineral resources. United States investors are advised that while such terms have been prepared in accordance with the definition standards on mineral reserves of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 Mineral Disclosure Standards (‘NI 43-101’) and are recognized and required by Canadian regulations. Effective February 2019, the United States Securities and Exchange Commission (‘SEC’) adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act and as a result, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Standards, as required under NI 43-101. However, information regarding mineral resources or mineral reserves in Denison’s disclosure may not be comparable to similar information made public by United States companies.

United States investors are also cautioned that while the SEC now recognizes ‘indicated mineral resources’ and ‘inferred mineral resources’, United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.